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                                                                  CONFORMED COPY


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October 2007



                           PETROCHINA COMPANY LIMITED


                         16 ANDELU, DONGCHENG DISTRICT
                BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F [X]     Form 40-F [ ]


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes [ ]     No [X]


     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________ )


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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement with respect to determination of the offer price range for the A Share Issue.



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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement. This announcement does not constitute an offer or an invitation to induce an offer by any person to acquire, subscribe for or purchase any securities.

                                [PETROCHINA LOGO]

                           PETROCHINA COMPANY LIMITED

 (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 857)

                     DETERMINATION OF THE OFFER PRICE RANGE
                              FOR THE A SHARE ISSUE


SUMMARY

The offer price range for the A Share Issue has been set at RMB15 per A Share to RMB16.7 per A Share.

Reference is made to the Company's announcements dated 19 June 2007, 20 September 2007 and 21 October 2007 and the circular to the Shareholders dated 25 June 2007 in respect of the A Share Issue. Unless otherwise indicated, capitalised terms used in this announcement shall have the same meaning as those defined in the said circular and the announcements.

Following the completion of preliminary market consultation with price consultation parties conducted from 22 October 2007 to 24 October 2007 (both days inclusive) in the PRC, the Company and the joint sponsors (lead underwriters) of the A Share Issue have set an offer price range for the A Share Issue at RMB15 per A Share to RMB16.7 per A Share.

An announcement regarding the offer price range of the A Share Issue will be published in several PRC newspapers including the China Securities Journal, Shanghai Securities News, Securities Times and Securities Daily on 25 October 2007.

The above price range was determined based on various considerations, such as results of the preliminary price consultation, the general circumstances of the Company, valuation of comparable companies and market conditions. The Company will issue an announcement once the offer size and the offer price for the
A Share Issue have been determined.
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                                                           By Order of the Board
                                                      PETROCHINA COMPANY LIMITED
                                                                LI HUAIQI
                                                          Secretary to the Board

Beijing, the PRC
24 October 2007

As at the date of this announcement, the Board comprises Mr. Jiang Jiemin as the Chairman; Mr. Duan Wende as the executive Director; Mr. Zheng Hu, Mr. Zhou Jiping, Mr. Wang Yilin, Mr. Zeng Yukang, Mr. Gong Huazhang and Mr. Jiang Fan as non-executive Directors; and Mr. Chee-Chen Tung, Mr. Liu Hongru and Mr. Franco Bernabe as independent non-executive Directors.
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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this announcement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              PetroChina Company Limited



Dated: October 24, 2007                       By:     /s/ Li Huaiqi
                                                      --------------------------
                                              Name:   Li Huaiqi
                                              Title:  Company Secretary